Filed Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated July 5, 2007

$ Market Index Target-Term Securities	Expected Pricing Date* August , 2007
(the “MITTS Securities®”)	Settlement Date* August , 2007
Linked to a Global Equity Index Basket Due , 2011	Maturity Date* , 2011
Preliminary Term Sheet	CUSIP No.

Merrill Lynch & Co., Inc.

•   105% participation in increases in the

    Global Equity Index Basket

•   100% principal protection

•   A maturity of approximately 3.25 to 3.75 years

•   The MITTS Securities will not be listed on

    any securities exchange.

The MITTS Securities will have the terms specified in this preliminary term sheet as supplemented by the documents indicated herein under “Additional Terms of the MITTS Securities” (together the “MITTS Securities Prospectus”). Investing in the MITTS Securities involves a number of risks. See “ Risk Factors” beginning on page TS-5 of this term sheet and on page PS-4 of product supplement MITTS-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this MITTS Securities Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

*Depending on the date the MITTS Securities are priced for initial sale to the public (the “Pricing Date”), which may be in August or July and the settlement date may occur in July or August. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“MITTS” and “Market Index Target-Term Securities” are registered service marks of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®” and S&P® are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch and Co., Inc. is an authorized sublicense.

“Dow JonesSM”, “Dow Jones Industrial AverageSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is a sublicensee. The MITTS Securities are not sponsored, sold or promoted by Dow Jones. The “Dow Jones EURO STOXX 50SM” is proprietary and copyrighted material. The Dow Jones EURO STOXX 50SM and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc and its subsidiaries. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the MITTS Securities based on the Dow Jones EURO STOXX 50SM.

“Nikkei 225” is a registered trademark of Nikkei, Inc., and is licensed for use by Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

August     , 2007

Summary

The MITTS Securities Linked to a Global Equity Index Basket due             , 2011 (the “MITTS Securities”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide investors with a 105% participation rate in increases in the value of the Global Equity Index Basket (the “Basket”) from the Starting Value of the Basket on the Pricing Date, to the Ending Value of the Basket to be determined on the valuation dates shortly prior to the Maturity Date of the MITTS Securities. Investors must be willing to forego interest payments on the MITTS Securities.

The Basket is comprised of the S&P 500 Index, the Dow Jones EURO STOXX 50 Index, and the Nikkei 225 Index (each a “Basket Component Index” and together the “Basket Component Indices”). Each Basket Component Index will be assigned a weighting so that each Basket Component Index will contribute equally to the Basket level on the Pricing Date.

Market Index Target-Term Securities	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the MITTS Securities, including a Participation Rate of 105%. The red line reflects the hypothetical returns on the MITTS Securities, while the blue line reflects the return of an investment in the Basket.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are two examples of Supplemental Redemption Amount calculations including a Participation Rate equal to 105%:

Example 1—The hypothetical Ending Value is 10% lower than the Starting Value:

Starting Value: 100 Hypothetical Ending Value: 90
Supplemental Redemption Amount = $0 Payment at maturity (per unit) = $10 + $0 = $10	(The Supplemental Redemption Amount cannot be less than zero)

Example 2—The hypothetical Ending Value is 30% greater than the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 130

Supplemental Redemption Amount = $10 ×	(130-100 100)	× 105% = $3.15

Payment at maturity (per unit) = $10 + $3.15 = $13.15

Market Index Target-Term Securities	TS-3

The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value;
•	the total amount payable on the Maturity Date for each unit of MITTS Securities;
•	the total rate of return to holders of the MITTS Securities;
•	the pretax annualized rate of return to holders of MITTS Securities; and
•	the pretax annualized rate of return of an investment in the stocks underlying the Basket, which includes an assumed aggregate dividend yield of 2.04% per annum, as more fully described below.

        This table includes a Participation Rate of 105% and assumes a term of 3.5 years, the midpoint of the range of 3.25 to 3.75 years.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the Maturity Date per unit	Total rate of return on the MITTS Securities	Pretax annualized rate of return on the MITTS Securities (1)	Pretax annualized rate of return of the stocks underlying the Basket (1)(2)
60.00	-40.00%	10.0000	0.00%	0.00%	-12.12%
70.00	-30.00%	10.0000	0.00%	0.00%	-7.96%
80.00	-20.00%	10.0000	0.00%	0.00%	-4.28%
90.00	-10.00%	10.0000(4)	0.00%	0.00%	-0.97%
100.00(3)	0.00%	10.0000	0.00%	0.00%	2.04%
110.00	10.00%	11.0500	10.50%	2.87%	4.81%
120.00	20.00%	12.1000	21.00%	5.51%	7.37%
130.00	30.00%	13.1500	31.50%	7.97%	9.76%
140.00	40.00%	14.2000	42.00%	10.26%	12.00%
150.00	50.00%	15.2500	52.50%	12.41%	14.11%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 15, 2007 to December 15, 2010, a term for the MITTS Securities equal to the midpoint of the range of 3.25 to 3.75 years.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks underlying the Basket that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.04% per annum (which equals the average of a dividend yield of 1.76% for the S&P 500 Index, 3.29% for the Dow Jones EURO STOXX 50 Index and the 1.07% for Nikkei 225 Index), paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The amount you receive on the Maturity Date will not be less than $10 per unit.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Market Index Target-Term Securities	TS-4

Risk Factors

An investment in the MITTS Securities involves significant risks. The following is a list of certain of the risks involved in investing in the MITTS Securities. You should carefully review the more detailed explanation of risks relating to the MITTS Securities in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the MITTS Securities”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the MITTS Securities.

•	You may not earn a return on your investment.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Basket.

•	The value of the Basket Components that are traded in currencies other than U.S. dollars will not be adjusted for changes in exchange rates that might affect such Basket Component.

•	A trading market for the MITTS Securities is not expected to develop and, if trading does develop, the market price you may receive for your MITTS Securities on a date prior to the Maturity Date will be affected by this and other important factors including our costs of developing, hedging and distributing the MITTS Securities.

•	Changes in the value of one or more Basket Components may offset the changes in other Basket Components.

•	The publishers of the Basket Components may adjust the Basket Component in ways that affect their levels, and they have no obligation to consider your interests.

•	Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Amounts payable on the MITTS Securities may be limited by state law.

•	Purchases and sales by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the common stocks included in the Basket.

•	Your return may be affected by factors affecting international securities markets.

Investor Considerations

You may wish to consider an investment in the MITTS Securities:	The MITTS Securities may not be appropriate investments for you if:

•        You anticipate that the Basket will increase from the Starting Value to the Ending Value.

•        You accept that the Supplemental Redemption Amount may be zero if the value of the Basket is unchanged or decreases from the Starting Value to the Ending Value.

•        You are willing to forego interest payments on the MITTS Securities, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•        You want exposure to the Basket with no expectation of dividends or other benefits of owning the underlying securities.

•        You are willing to accept that a trading market for the MITTS Securities is not expected to develop.

•        You anticipate that the Basket will decrease from the Starting Value to the Ending Value or that the Basket will not appreciate sufficiently over the term of the MITTS Securities to provide you with your desired return.

•        You seek an investment that provides a guaranteed redemption amount above the principal.

•        You seek interest payments or other current income on your investment.

•        You want to receive dividends paid on the stocks included in the Basket.

•        You want assurances that there will be a liquid market if and when you want to sell the MITTS Securities prior to maturity.

Other Provisions

We may deliver the MITTS Securities against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the MITTS Securities occurs more than three business days from the Pricing Date, purchasers who wish to trade MITTS Securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Market Index Target-Term Securities	TS-5

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the MITTS Securities. The Basket Component Indices are described in the section below. Each Basket Component Index will be assigned an equal weighting so that each Basket Component Index represents an equal portion of the value of the Basket on the Pricing Date.

The respective publishers of the Basket Component Indices have no obligations relating to the MITTS Securities or amounts to be paid to you, including any obligation to take the needs of Merrill Lynch & Co., Inc. or of holders of the MITTS Securities into consideration for any reason. These respective publishers will not receive any of the proceeds of the offering of the MITTS Securities and are not responsible for, and have not participated in, the offering of the MITTS Securities and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the MITTS Securities. All disclosure contained in this term sheet regarding any Basket Component Index, including with limitation, its make-up, method of calculation and changes in components has been derived from publicly available information prepared by the distributor of the Basket Component Index. Neither Merrill Lynch & Co., Inc. nor MLPF&S have independently verified the accuracy or completeness of that information.

For more information on the Basket, please see the section entitled “The Basket” in the product supplement MITTS-1.

If June 14, 2007 was the Pricing Date, for each Basket Component Index, the initial weighting, the closing level, the hypothetical Multiplier and the initial contribution to the Basket level would be as follows:

Basket Component Index	Bloomberg Symbol	Region	Initial Weighting	Closing Level(1)	Hypothetical Multiplier(2)	Initial Basket Level Contribution

S&P 500 Index	SPX	United States	33.33%	1,522.97	0.02188706	33.33

Dow Jones EURO STOXX 50 Index	SGY	Europe	33.33%	4,485.04	0.00743212	33.33

Nikkei 225 Index	NKY	Japan	33.33%	17,842.29	0.00186822	33.34

Starting Value						100.00

__________________

(1)	This is the closing level of each Basket Component Index on June 14, 2007.

(2)	The hypothetical Multiplier equals the weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on June 14, 2007 and rounded to eight decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the MITTS Securities.

While historical information on the Basket will not exist before the Pricing Date, the following graph sets forth the hypothetical historical performance of the Basket in the period from January 2002 through May 2007, based upon historical levels of each Basket Component Index, the hypothetical Multipliers and a Basket value calculated as of 100 on June 14, 2007. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the MITTS Securities may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the MITTS Securities.

Market Index Target-Term Securities	TS-6

The Basket Component Indices

S&P 500 Index

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of May 31, 2007, 423 companies or 85.7% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange; 77 companies or 14.3% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and no companies traded on the American Stock Exchange. As of May 31, 2007, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 74% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index, with the approximate percentage of the market capitalization of the S&P 500 Index included in each group as of May 31, 2007 indicated in parentheses: Consumer Discretionary (10.2%); Consumer Staples (9.3%); Energy (10.4%); Financials (21.3%); Health Care (11.9%); Industrials (11.2%); Information Technology (15.2%); Materials (3.1%); Telecommunication Services (3.8%); and Utilities (3.6%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the MITTS Securities. For more information on the S&P 500 Index, please see the section entitled “S&P 500 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the S&P 500 Index in the period from January 2002 through May 2007. This historical data on the S&P 500 Index is not necessarily indicative of the future performance of the S&P 500 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time over the term of the MITTS Securities. On June 14, 2007, the closing level of the S&P 500 Index was 1,522.97.

Market Index Target-Term Securities	TS-7

The Dow Jones EURO STOXX 50SM Index

The Dow Jones EURO STOXX 50 Index was created by STOXX Limited., a joint venture founded by SWX Group, Deutsche Börse AG and Dow Jones. Publication of the Dow Jones EURO STOXX 50 Index began on February 28, 1998, based on an initial level of the Dow Jones EURO STOXX 50 Index of 1,000 at December 31, 1991. The Dow Jones EURO STOXX 50 Index was created to reflect the market-capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The companies included in the Dow Jones EURO STOXX 50 Index account for approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX Total Market Index, which in turn accounts for approximately 95% of the free-float market capitalization of the countries with companies eligible for inclusion in the Dow Jones EURO STOXX 50 Index. For more information on the Dow Jones EURO STOXX 50 Index, please see the section entitled “Dow Jones EURO STOXX 50 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50 Index in the period from January 2002 through May 2007. This historical data on the Dow Jones EURO STOXX 50 Index is not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50 Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time over the term of the MITTS Securities. On June 14, 2007, the closing level of the Dow Jones EURO STOXX 50 Index was 4,485.04.

Market Index Target-Term Securities	TS-8

The Nikkei 225 Index

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange. For more information on the Nikkei 225 Index, please see the section entitled “The Nikkei 225 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the Nikkei 225 Index in the period from January 2002 through May 2007. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the MITTS Securities. On June 1, 2007, the closing level of the Nikkei 225 Index was 17,958.88.

Market Index Target-Term Securities	TS-9

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the MITTS Securities. The following summary is not complete and is qualified in its entirety to the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement MITTS-1 and MTN prospectus supplement, which you should carefully review prior to investing in the MITTS Securities.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the MITTS Securities or securities with terms substantially the same as the MITTS Securities. However, although the matter is not free from doubt, under current law, each MITTS Security should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each MITTS Security as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS Securities. Prospective investors in the MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the MITTS Securities for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the MITTS Securities. The following summary assumes that the MITTS Securities will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

Interest Accruals. Each year, a U.S. Holder (as defined in the accompanying product supplement MITTS-1) will be required to pay taxes on ordinary income from the MITTS Securities over their term based upon an estimated yield for the MITTS Securities, even though such U.S. Holder will not receive any payments until the maturity date. We will have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for a U.S. Holder to calculate the amount of taxes that such U.S. Holder will owe each year as a result of owning a MITTS Security. This estimated yield will not be either a prediction or a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Sale or Exchange of the MITTS Securities. Upon the sale or exchange of a MITTS Security prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the MITTS Security as of the date of disposition. A U.S. Holder’s adjusted tax basis in a MITTS Security generally will equal the U.S. Holder’s initial investment in the MITTS Security increased by any interest previously included in income with respect to the MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the MITTS Security). In addition, U.S. Holders purchasing a MITTS Security at a price that differs from the adjusted issue price of the MITTS Security as of the purchase date (e.g., subsequent purchasers) may be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Circular 230 Legend. The foregoing discussion of United States federal income tax matters contained in this term sheet (a) was not intended or written to be legal or tax advice to any person and was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) was written to support the promotion or marketing of the MITTS Securities by Merrill Lynch. Each person considering an investment in the MITTS Securities should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the MITTS Securities and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between Merrill Lynch or its representatives and each prospective investor regarding an investment in the MITTS Securities.

Prospective purchasers of the MITTS Securities should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the MITTS Securities.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 30, 2007 (which report included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Market Index Target-Term Securities	TS-10

Additional Terms of the MITTS Securities

You should read this preliminary term sheet, together with the documents listed below (collectively, the “MITTS Securities Prospectus”), which together contain the terms of the MITTS Securities and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The MITTS Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the MITTS Securities.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement MITTS-1 dated June 26, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507143122/d424b2.htm

•	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the MITTS Securities Prospectus if you so request by calling toll-free 1-866-500-5408.

Market Index Target-Term Securities	TS-11